UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

MMTEC, INC.

(Translation of registrant’s name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

People’s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Amendment to Memorandum and Articles of Association

On October 26, 2022, the Board of Directors of MMTEC, Inc. (the “Company”) adopted a resolution to amend the Company’s Memorandum and Articles of Association to increase the maximum number of shares that the Company is authorized to issue from 50,000,000 to 5,000,000,000. On October 26, 2022, the registered agent of the Company in the BVI filed an Amended and Restated Memorandum and Articles of Association with the Registrar of Corporate Affairs of the British Virgin Islands this increase. A copy of the Amended and Restated Memorandum and Articles of Association is attached to this Report on Form 6-K as Exhibit 3.1.

Press Release

On October 28, 2022, the Company issued a press release recarding the increase in its authorized capital. A copy of the press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and shall not be deemed incorporated by reference into any filing made under the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association, dated October 26, 2022
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

	By:	/s/ Min Kong
Min Kong Chief Financial Officer

Date: October 28, 2022

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